NEWS RELEASE

North American Palladium Appoints Head of Exploration

Toronto, Ontario, February 24, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) is pleased to announce the appointment of Dr. David C. Peck as Head of Exploration effective March 1, 2012.

Dr. Peck is a Professional Geoscientist with nearly 30 years of exploration and research experience specializing in magmatic Ni-Cu-PGE (nickel, copper, platinum group elements) ore deposits. Dr. Peck holds global recognition as an expert in PGE exploration after serving as a senior technical and strategic consultant to several public and private companies and having worked on exploration and mining projects in more than a dozen countries. He was directly involved in several significant magmatic Ni-Cu-PGE discoveries in Canada and overseas.

Recently, Dr. Peck served as President and Senior Technical and Strategic Consultant at Revelation Geoscience Ltd., a North American-based geoscience and exploration consulting company that he co-founded. Prior to this, he served as Global Nickel Commodity Leader at Anglo American plc, where he was responsible for both technical and strategic aspects of its worldwide nickel exploration programs. Dr. Peck previously worked as a Senior Geologist responsible for Project Generation in western North America for Falconbridge Ltd., was a Senior Mineral Deposits Geologist with the Manitoba Geological Survey, was Adjunct Professor at two Canadian universities, taught a graduate course in mineral exploration at Laurentian University, and was the technical lead on a multi-year mineral potential study funded by the Ontario Geological Survey. He has authored numerous public presentations and government and academic publications addressing his area of specialization.

“David is a globally recognized expert in PGE exploration, research and project evaluation with a solid track record of discovering, interpreting and developing global PGE projects. His technical and strategic expertise will greatly enhance NAP’s ability to achieve its organic growth initiatives as we believe that we have only scratched the surface in terms of delineating future increases to our palladium resources at our LDI mine and adjacent properties,” said William J. Biggar, President & CEO.

“Globally, there are few available palladium exploration opportunities as technically attractive as LDI and that have such a low risk profile,” said Dr. Peck. “The mineralization at LDI is truly exceptional and NAP’s current project pipeline holds tremendous potential for new discoveries and continued resource expansions. I am pleased to join NAP’s exploration team, which has done an outstanding job building high-grade resources at LDI and identifying several new and exciting exploration opportunities for the Company.”

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company's shares trade on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

www.nap.com

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7590 Ext. 7226

Email: camilla@nap.com

www.nap.com

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